GABBIT CORP.
Gymnasiumstrasse 19-21,
Vienna, Austria 1180
Tel.  +43-720-816-770
Email: gabbitcorp@gmail.com

May 25, 2016

Mr. Ryan Adams
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Gabbit Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed May 9, 2016
File No. 333-210573

Dear Mr. Adams,

Gabbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated May 23, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 9, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Prospectus Summary, page 3

1. We note your response to our prior comment 5. Please explain how “[t]he minimum period of time we will be able to conduct planned operations using currently-available capital resources is approximately six months,” considering your cash on hand of $4,905 and burn rate of $833 a month. It appears that six month would be the maximum period of time, given your burn rate and current cash on hand. Please revise or advise.

RESPONSE: We have revised our minimum period of time we will be able to conduct planned operations using currently-available capital resources.

As of May 25, 2016 we have cash reserves of approximately $7,060. The current rate at which we use funds in our operations is approximately $833 a month. The maximum period of time we will be able to conduct planned operations using currently-available capital resources is approximately eight months.

Risk Factors, page 5

Risks Related to Our Business, page 5

In the event of an accident during our tours, we may face negative reviews . . . , page 8

2. We note your response to our prior comment 7 and reissue. Please tell us why you believe that the most material risk of a client dying or becoming injured would be limited to “negative reviews,” rather than claims against the company. It appears you may face the additional risk of injury claims against the company, if an accident occurs during a tour. As such, please revise to address that additional risk factor.

RESPONSE: We have added additional risk factor to show that we may face the risk of injury claims against the company, if an accident occurs during a tour.

Management’s Discussion and Analysis, page 13

Plan of Operation, page 15

3. We note your response to our prior comment 10 and reissue. It does not appear that your registration statement has been reconciled in the manner indicated by your response. Please explain how you plan to employ SEO at an estimated $50,000 cost with an $18,500 budget.

RESPONSE: We have corrected our estimated SEO cost and correlated this cost with an $18,500 budget.

Description of Business, page 20

Employees; Identification of Certain Significant Employees, page 22

4. We note your response to our prior comment 11 and reissue in part. Please clarify why Mr. Karelin is classified as a non-employee officer. Please indicate here that he is your Chairman and President.

RESPONSE: We have revised to delete that our sole officer and director, Mr. Karelin is classified as a non-employee officer. We have also indicated that he is our Chairman and President.

Please direct any further comments or questions you may have to the company at gabbitcorp@gmail.com

Thank you.

Sincerely,

/s/ Vladimir Karelin
Vladimir Karelin, President